Exhibit 12.1

Capital Trust, Inc.

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(in thousands, except ratio amounts)

						Three Months Ended
	Years Ended December 31,					March 30,
	2007	2006	2005	2004	2003	2008
						(unaudited)

Income (loss) from continuing operations before minority interests and income taxes	$83,660	$51,332	$44,324	$21,525	$14,171	$14,174
Add (deduct):
Fixed charges	162,377	104,607	37,229	20,141	19,575	37,944
Earnings from equity investees	(12,968)	(898)	(4,729)	(2,707)	(1,526)	(7)
Distribution of income from equity investees	15,133	1,373	1,704	2,407	1,487	—
Adjusted Earnings	$248,202	$156,414	$78,528	$41,366	$33,707	$52,111

Fixed charges:
Interest expense(1)	$162,377	$104,607	$37,229	$20,141	$19,575	$37,944
Total fixed charges	$162,377	$104,607	$37,229	$20,141	$19,575	$37,944

Plus preferred dividends	$—	$—	$—	$—	$—	$—

Combined fixed charges and preferred dividends	$162,377	$104,607	$37,229	$20,141	$19,575	$37,944

Excess (deficiency) of earnings to combined fixed charges and preferred dividends	$85,825	$51,807	$41,299	$21,225	$14,132	$14,167

Ratio of earnings to combined fixed charges and preferred dividends	1.53	1.50	2.11	2.05	1.72	1.37

(1) Includes amortization of capitalized expenses related to indebtedness.